Exhibit 99.1

META DATA LIMITED
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 7, 2023

Notice is hereby given that Meta Data Limited, a Cayman Islands exempted company (the “Company”), will hold its extraordinary general meeting of shareholders at 10:00 p.m., local time, on December 7, 2023 (the “Extraordinary Meeting”) at the Company’s headquarters located at Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong, to consider and, if thought fit, to pass, the following resolutions:

1.	As an ordinary resolution, that Xiaoming Li be re-elected as director of the Company.

2.	As an ordinary resolution, that Yanyi Tang be re-elected as director of the Company.

3.	As an ordinary resolution, that Shengcong Ma be re-elected as director of the Company.

4.	As an ordinary resolution, that Mengchu Zhou be re-elected as director of the Company.

5.	As an ordinary resolution, that Robert Angell be re-elected as director of the Company.

6.	As an ordinary resolution, that Abbie Li be re-elected as director of the Company.

7.	As an ordinary resolution, to approve the change of the Company’s authorized share capital, from US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, by (i) redesignation of 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors as 40,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) the creation of an additional (i) 19,620,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) 180,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, such that the authorized share capital shall be US$10,000,000 divided into 20,000,000,000 shares of a par value of US$0.0005 each, comprising of (i) 19,800,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0005 each (the “Change in Share Capital”).

Only holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on November 13, 2023, New York time (the “Record Date”), can vote at the Extraordinary Meeting or at any adjournment that may take place.  If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of Ordinary Shares to attend the Extraordinary Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy.  If you are a holder of Ordinary Shares and whether or not you expect to attend the Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary Meeting.  If you send in your form of proxy and then decide to attend the Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Mr. Xiaoming Li, Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong, and must arrive no later than the time for holding the Extraordinary Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s annual report on Form 20-F, from the Company’s website at http://www.aiumeta.com/en/Investors.html or by submitting a request to ir@aiumeta.com.

By Order of the Board of Directors,

/s/ Xiaoming Li
Xiaoming Li
Chairman and Chief Executive Officer
Date: November 13, 2023

META DATA LIMITED

PROXY STATEMENT

GENERAL

The board of directors of Meta Data Limited, a Cayman Islands exempted company (the “Company”), is soliciting proxies for the extraordinary general meeting of shareholders to be held on December 7, 2023 at 10:00 p.m., local time, or at any adjournment or postponement thereof (the “Extraordinary Meeting”).  The Extraordinary Meeting will be held at our headquarters located at Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Record holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) as of the close of business on November 13, 2023, New York time, are entitled to vote at the Extraordinary Meeting.  As of November 13, 2023, 153,948,323 of our Class A Ordinary Shares, par value US$0.0005 per share, and 0 of our Class B Ordinary Shares, par value US$0.0005 per share, were issued and outstanding. As of November 13, 2023, approximately 6,058,538 of our Class A Ordinary Shares were represented by American Depositary Shares (“ADSs”).  One or more holders of Ordinary Shares which represent, in aggregate, not less than one-third (1/3) of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

PROPOSALS TO BE VOTED ON

1.	As an ordinary resolution, that Xiaoming Li be re-elected as director of the Company.

2.	As an ordinary resolution, that Yanyi Tang be re-elected as director of the Company.

3.	As an ordinary resolution, that Shengcong Ma be re-elected as director of the Company.

4.	As an ordinary resolution, that Mengchu Zhou be re-elected as director of the Company.

5.	As an ordinary resolution, that Robert Angell be re-elected as director of the Company.

6.	As an ordinary resolution, that Abbie Li be re-elected as director of the Company.

7.	As an ordinary resolution, to approve the change of the Company’s authorized share capital, from US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, by (i) redesignation of 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors as 40,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) the creation of an additional (i) 19,620,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) 180,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, such that the authorized share capital shall be US$10,000,000 divided into 20,000,000,000 shares of a par value of US$0.0005 each, comprising of (i) 19,800,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0005 each (the “Change in Share Capital”).

8.	To transact any such other business that may properly come before the meeting.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-8.

VOTING AND SOLICITATION

Except as required by applicable law and subject to the terms and conditions of the Articles, the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the Extraordinary Meeting. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary Meeting, and each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to the vote at the Extraordinary Meeting.

At the Extraordinary Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a show of hands. In computing the majority, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Extraordinary Meeting in person, via the Internet or by completing, dating, signing and returning the enclosed form of proxy to the attention of Mr. Xiaoming Li, Flat H 3/F, Haribest Industrial Building, 45-47 Au Pui Wan Street, Sha Tin New Territories, Hong Kong, and must arrive no later than the time for holding the Extraordinary Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary Meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Extraordinary Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present.

Please refer to this proxy statement for information related to the proposals.

VOTING BY HOLDERS OF AMERICAN DEPOSITARY SHARES

Deutsche Bank Trust Company Americas, as depositary of the ADSs, has advised us that it intends to mail to all record owners of ADSs this proxy statement, the accompanying notice of Extraordinary Meeting and a voting instruction card for record owners of ADSs.  Upon the written request of an owner of record of ADSs by such owner’s delivery of a properly completed, dated and signed voting instruction card to Deutsche Bank Trust Company Americas prior to 10:00 AM, New York City time on November 30, 2023, Deutsche Bank Trust Company Americas will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A Ordinary Shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Deutsche Bank Trust Company Americas has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the Class A Ordinary Shares represented by all of our ADSs, only Deutsche Bank Trust Company Americas may vote those Class A Ordinary Shares at the Extraordinary Meeting.

If the enclosed voting instruction card is signed but the voting instructions fail to specify the manner in which to vote, Deutsche Bank Trust Company Americas shall deem such holder of record to have instructed it to give a discretionary proxy to a person designated by the Company.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Meta Data Limited, if you hold our Ordinary Shares, or to Deutsche Bank Trust Company Americas if you hold ADSs representing our Class A Ordinary Shares.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2022 annual report for the year ended August 31, 2022 (the “2022 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs. You may obtain a copy of our 2022 Annual Report by visiting the “Annual Reports” heading under the “Financials” section of the Company’s website at http://www.aiumeta.com/en/Investors.html. If you want to receive a paper or email copy of the Company’s 2022 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@aiumeta.com.

PROPOSALS 1 THROUGH 6

RE-ELECTION OF DIRECTORS

The Election of Directors

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for re-election as directors of the Company. Unless such authority is withheld, proxies will be voted for the re-election of the persons named below, each of whom has been designated as a nominee. If, for any reason not presently known, any person is not available to serve as a director, another person who may be nominated will be voted for in the discretion of the proxies. Each of the Director Nominees have entered into an amendment and restatement of their director offer letter (“A&R Director Offer Letter”), pursuant to which the term of their directorship shall be changed from an annual re-election at the Company’s annual general meeting of shareholders, to the earlier of (i) the resignation or termination of the director pursuant to the terms of the director offer letter; or (ii) the next general meeting of shareholders of the Company upon which the directors of the Board stand for re-election. The form of the A&R Director Offer Letter is attached hereto as Annex A.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted for the election of each nominee unless any such nominee shall be unavailable, in which case such shares will be voted for a substitute nominee designated by the Board.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position with the Company
Xiaoming Li	41	Executive Chairman and Chief Executive Officer
Shengcong Ma	49	Executive Director and Chief Operating Officer
Yanyi Tang	39	Independent Director
Dr. Mengchu Zhou	60	Independent Director
Dr. Robert Angell	62	Independent Director
Abbie Li	28	Director

Information Regarding the Company’s Directors and Nominees

Mr. Xiaoming Li has served as the CEO of Henan Shenglong Culture Communication Co., Ltd. since December 2019. From December 2016 to May 2019, he served as the chief technical officer of Shenzhen Aladdin Technology Development Co., Ltd. Mr. Li served as a professor at Henan Agricultural University’s enterprise, Henan Big Feed Technology Co., Ltd., where he taught in the teaching and research department, as well as actively researching the development and direction of contemporary education and new educational technology systems. Mr. Li graduated from Henan University of Economics and Law, China, with a bachelor’s degree in software engineering with a concentration in IT and education.

Mr. Shengcong Ma served as the vice president of Aier Medical Investment Group CO., Ltd. from March 2017 to March 2021. From October 2016 to March 2021, he served as the general manager of Aier Health Insurance Co., Ltd. Mr. Ma was a member of the Technology Committee of Anbang Insurance Group and also the general manager of its Community Finance Business Department from October 2014 to March 2017. From October 2010 to October 2014, Mr. Ma served as the deputy general manager of theShandong Banking Insurance Division of Centennial Life Corporation. Mr. Ma received his bachelor’s degree in Industrial and Foreign Trade from the Beijing Technology and Business University, a MBA from The Open University of Hong Kong, and an Executive MBA from Peking University National Development Research Institute.

Ms. Yanyi Tang has served as Project Manager at Shanghai Jiaan Certified Public Accountants since December 2010. From January 2007 to November 2010, she served as Assistant Manager at KPMG Huazhen Accounting Firm. Ms. Tang received her bachelor’s degree in Economics and Business from Shanghai University, China and University of Technology, Sydney, respectively. Ms. Tang is a certified public accountant in China (CICPA) and also a certified public accountant in the United States (AICPA) in the State of Texas.

Dr. Mengchu Zhou has been the Distinguished Professor of electrical and computer engineering in the Helen and John C. Hartmann Dept. of Electrical and Computer Engineering at New Jersey Institute of Technology (NJIT) since 2013. He is a Fellow of the Institute of Electrical and Electronics Engineers (IEEE), a Fellow of the International Federation of Automatic Control (IFAC), a Fellow of the American Association for the Advancement of Science (AAAS) and a Fellow of the Chinese Association of Automation (CAA). Zhou is the Founding Editor-in-Chief of the IEEE/Wiley Book Series on Systems Science and Engineering and the Editor-in-Chief of the IEEE/CAA Journal of Automatica Sinica. In 2015, he received the Norbert Wiener Award for “fundamental contributions to the area of Petri net theory and applications to discrete event systems,” from the IEEE Systems, Man, and Cybernetics Society which also awarded him the Franklin V. Taylor Memorial Award for Best Paper award in 2010. Dr, Zhou earned his Ph.D. in Computer & Systems Engineering, Rensselaer Polytechnic Institute in 1990. He completed his M. S. in Automatic Control, Beijing Institute of Technology in, 1986 following the completion of his B. S. in Control Engineering, Nanjing University of Science & Technology in 1983.

Dr. Robert Angell is an expert in healthcare AI, predictive analytics, temporal medicine, and data science. Since May 2019, he has been the principal and founder of Applied Data Sciences, LLC, a data science company, and CoMorbus, a public health provider. Dr. Angell was a data scientist at the division of cardiovascular genetics in University of Utah, where he provided support to all data science activities from 2014 to 2018. Dr. Angell was an adjunct faculty at Salt Lake Community College from 2009 to 2014, where he taught computer science related courses. Dr. Angell received her Ph.D. degree in biomedical informatics and Bachelor’s degree in industrial engineering from University of Utah.

Ms. Abbie Li is the co-founder of X DAO since January 2023. From January 2021 to December 2021, Ms. Li served as an associate of Investment Banking Division at CICC. From January 2020 to December 2020, Ms. Li served as a partner of Coldharbour Capital. From October 2020 to August 2021, Ms. Li served as the managing director of Faith-Group Co. Ltd. From September 2019 to October 2020, Ms. Li served as an associate of Investment Banking Division at JP Morgan. Ms. Li obtained her bachelor’s degree in Mathematics from New York University in 2018.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to elect all of the Director Nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 6, THE RE-ELECTION TO THE BOARD OF DIRECTORS OF ALL OF THE NOMINEES AS DESCRIBED IN THESE PROPOSALS 1 THROUGH 6

PROPOSAL 7

TO APPROVE THE CHANGE IN THE COMPANY’S AUTHORIZED SHARE CAPITAL

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to increase the Company’s authorized share capital from US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, by (i) redesignation of 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors as 40,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) the creation of an additional (i) 19,620,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) 180,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, such that the authorized share capital shall be US$10,000,000 divided into 20,000,000,000 shares of a par value of US$0.0005 each, comprising of (i) 19,800,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0005 each (the “Change in Share Capital”).

The Change in Share Capital must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Change in Share Capital by instructing the registered office to file the notice to amend the Memorandum and Articles of Association with the Cayman Islands Registrar of Companies at any time after the approval of the Change in Share Capital. The resolutions be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to amending the authorized share capital of the Company are:

1.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(A)	the Company’s authorized share capital will increase from US$100,000 divided into 200,000,000 shares of a par value of US$0.0005 each, comprising of (i) 140,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, (ii) 20,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, and (iii) 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors, by (i) redesignation of 40,000,000 shares of a par value of US$0.0005 each to be designated by the board of directors as 40,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) the creation of an additional (i) 19,620,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) 180,000,000 Class B Ordinary Shares of a par value of US$0.0005 each, such that the authorized share capital shall be US$10,000,000 divided into 20,000,000,000 shares of a par value of US$0.0005 each, comprising of (i) 19,800,000,000 Class A Ordinary Shares of a par value of US$0.0005 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0005 each.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes casted by the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Change in Share Capital.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 7, TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES AS DESCRIBED IN THIS PROPOSAL 7

OTHER MATTERS

We know of no other matters to be submitted to the Extraordinary Meeting.  If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Xiaoming Li
Xiaoming Li
Chairman and Chief Executive Officer
Date: November 13, 2023